EXHIBIT 99.1
Shopify Announces Fourth-Quarter and Full-Year 2019 Financial Results
Fourth-Quarter Revenue and GMV Grow 47% Year on Year
GMV Exceeds $20 Billion for the Fourth Quarter and $61 Billion for 2019

Shopify reports in U.S. dollars and in accordance with U.S. GAAP

Ottawa, Canada - February 12, 2020 - Shopify Inc. (NYSE:SHOP)(TSX:SHOP), a leading global commerce company, announced today strong financial results for the fourth quarter and full year ended December 31, 2019.

“2019 was a milestone year for us,” said Tobi Lütke, Shopify’s CEO. “We’ve earned the trust of more than one million merchants, and we are motivated more than ever to keep lowering the learning curve so anyone, anywhere can become an entrepreneur.”

“Shopify’s merchants had a tremendous fourth quarter, powered by our ongoing efforts to help them sell more and manage their businesses more effectively,” said Amy Shapero, Shopify’s CFO. “Our investments to enhance our product offerings and expand internationally are attracting entrepreneurs worldwide and helping them succeed, as demonstrated by strong GMV growth in 2019. In 2020, we will continue to invest in our portfolio of growth initiatives to better serve merchants and energize the flywheel well into the future.”

Fourth-Quarter Financial Highlights

•	Total revenue in the fourth quarter was $505.2 million, a 47% increase from the comparable quarter in 2018.

•
Subscription Solutions revenue grew 37% to $183.2 million. This increase was driven primarily by growth in Monthly Recurring Revenue[1] ("MRR"), largely as a result of an increase in the number of merchants joining the Shopify platform.

•	Merchant Solutions revenue grew 53%, to $322.0 million, driven primarily by the growth of Gross Merchandise Volume[2] ("GMV").

•
MRR as of December 31, 2019 was $53.9 million, up 32% compared with $40.9 million as of December 31, 2018. Shopify Plus contributed $14.6 million, or 27%, of MRR compared with 25% of MRR as of December 31, 2018.

1. Monthly Recurring Revenue, or MRR, is calculated by multiplying the number of merchants by the average monthly subscription plan fee in effect on the last day of that period and is used by management as a directional indicator of subscription solutions revenue going forward assuming merchants maintain their subscription plan the following month.
2.Gross Merchandise Volume, or GMV, represents the total dollar value of orders processed on the Shopify platform and on certain apps and channels for which a revenue-sharing arrangement is in place in the period, net of refunds, and inclusive of shipping and handling, duty and value-added taxes.

•
GMV for the fourth quarter was $20.6 billion, an increase of $6.6 billion, or 47%, over the fourth quarter of 2018. Gross Payments Volume[3] ("GPV") grew to $8.9 billion, which accounted for a record 43% of GMV processed in the quarter, versus $5.8 billion, or 41%, for the fourth quarter of 2018.

•	Gross profit dollars grew 42% to $263.9 million in the fourth quarter of 2019, compared with $185.7 million for the fourth quarter of 2018.

•	Adjusted gross profit[4] grew 44% to $269.9 million in the fourth quarter of 2019, compared with $187.9 million for the fourth quarter of 2018.

•	Operating loss for the fourth quarter of 2019 was $30.1 million, or 6% of revenue, versus a loss of $9.5 million, or 3% of revenue, for the comparable period a year ago.

•	Adjusted operating income[4] for the fourth quarter of 2019 was 6% of revenue, or $28.5 million; adjusted operating income for the fourth quarter of 2018 was 6% of revenue, or $21.4 million.

•	Net income for the fourth quarter of 2019 was $0.8 million, or $0.01 per share, compared with a net loss of $1.5 million, or $0.01 per share, for the fourth quarter of 2018.

•	Adjusted net income[4] for the fourth quarter of 2019 was $50.0 million, or $0.43 per share, compared with adjusted net income of $29.4 million, or $0.27 per share, for the fourth quarter of 2018.

•	At December 31, 2019, Shopify had $2.46 billion in cash, cash equivalents and marketable securities, compared with $1.97 billion on December 31, 2018.

Fourth-Quarter Business Highlights

•
From the start of Black Friday in New Zealand, through the end of Cyber Monday in California, sales on Shopify’s platform reached more than $2.9 billion, with the majority coming from mobile devices. This compares with more than $1.8 billion in GMV for the Black Friday Cyber Monday period in 2018.

•
Shopify Fulfillment Network continued to carefully lay the foundation for timely and affordable fulfillment, expanding its number of partners, merchants and nodes, and performing well for merchants over the busy Black Friday Cyber Monday weekend. Shopify Fulfillment Network plans to continue its measured approach through 2020, optimizing for the merchant experience first and adding scale only at the rate at which service levels can be maintained.

•
Shopify acquired 6 River Systems, Inc., a leading provider of collaborative warehouse solutions, and made progress with its integration with Shopify Fulfillment Network, deploying its technology at one of our fulfillment partner nodes subsequent to the fourth quarter.

•
Shopify launched Shopify Email, a native email marketing tool designed to enable merchants to create, run, and track email marketing campaigns with Shopify Marketing and help them build direct relationships with buyers.

•
Shopify Shipping adoption continued to climb, with 45% percent of eligible merchants in the United States and Canada utilizing Shopify Shipping in the fourth quarter of 2019, versus less than 40% in the fourth quarter of 2018.

3. Gross Payments Volume, or GPV, is the amount of GMV processed through Shopify Payments.
4. Non-GAAP financial measures exclude the effect of stock-based compensation expenses and related payroll taxes as well as amortization of acquired intangibles and related taxes. Please refer to "Non-GAAP Financial Measures" in this press release for more information.

•
Purchases from merchants’ stores coming from mobile devices versus desktop continued to climb in the quarter, accounting for 80% of traffic and 68% of orders for the three months ended December 31, 2019, versus 78% and 66%, respectively, for the fourth quarter of 2018.

•
Shopify Capital issued $115.9 million in merchant cash advances and loans in the fourth quarter of 2019, an increase of 61% versus the $71.8 million issued in the fourth quarter of last year. Shopify Capital has grown to approximately $885 million in cumulative cash advanced since its launch in April 2016 through 2019, approximately $150 million of which was outstanding on December 31, 2019.

Full-Year Business Highlights

•
Total revenue for the full year 2019 was $1.578 billion, a 47% increase over 2018. Within this, Subscription Solutions revenue grew 38% to $642.2 million, while Merchant Solutions revenue grew 54% to $935.9 million.

•	GMV[2] for 2019 was $61.1 billion, an increase of 49% over 2018. GPV[3] grew to $25.7 billion, which accounted for 42% of GMV processed versus $16.6 billion, or 40%, for 2018.

•	Gross profit grew 45% to $865.6 million in 2019, compared with $596.3 million for 2018.

•	Adjusted gross profit[4] grew 46% to $879.4 million in 2019, compared with $603.6 million in 2018.

•	Operating loss for 2019 was $141.1 million, or 9% of revenue, versus $91.9 million, or 9% of revenue, for 2018.

•	Adjusted operating income[4] for 2019 was 3% of revenue, or $45.8 million; adjusted operating income for 2018 was 2% of revenue, or $16.8 million.

•
Net loss for 2019 was $124.8 million, or $1.10 per share, compared with $64.6 million, or $0.61 per share, for 2018. Net loss for 2019 includes a tax provision of $29.0 million. This provision is primarily due to a one-time capital gain triggered in the third quarter of 2019 by the transfer of regional relationship and territory rights from our Canadian entity to regional headquarters, which allows us to develop and maintain merchant and commercial operations in their respective regions as we expand internationally.

•	Adjusted net income[4] for 2019 was $34.3 million, or $0.30 per share, compared with adjusted net income of $44.1 million, or $0.43 per share, for 2018.

2019 Business Highlights
Shopify grew its set of features and enhanced platform functionality in 2019, enabling more merchants around the world to launch businesses and start selling, helping merchants sell more and sell more efficiently, and catalyzing entrepreneurship throughout its ecosystem.

Enabled more merchants worldwide to start selling

•
Shopify launched 13 additional native language capabilities on the platform - Traditional Chinese, Simplified Chinese, Danish, Dutch, Finnish, Hindi, Korean, Malay, Norwegian, Portuguese, Swedish, Thai, and Turkish - bringing the total number of languages available to 20.

•
Shopify launched Shopify Payments in four additional countries, expanding the availability of Shopify Payments to 15 countries: the U.S., Canada, United Kingdom, Australia, Ireland, New Zealand, Japan, Singapore, Hong Kong, Germany, Spain, the Netherlands, Denmark, Italy, and Sweden.

•	Shopify launched selling in multiple currencies, facilitating merchant expansion into new markets while providing a localized buyer experience.

•	By year end 2019, 29% of our merchants were based outside our core geographies, compared with 24% in these largely non-English-speaking markets in 2018.

Helped merchants sell more and sell more efficiently

•
Shopify launched several features in 2019, such as Shopify Email, native rich media features (video and 3D), Shopify Chat, and order editing, and also expanded Shopify Marketing’s ad buying tools, to optimize merchant operations, increase sales conversion, elevate the merchant brand, and deliver better buyer experiences.

•
Shopify released the Shopify Retail Kit, a suite of new brick-and-mortar hardware products that include the Tap & Chip Reader, Dock and Stand, to help merchants deliver a better retail experience with a flexible, seamless in-person selling solution.

•
Shopify launched Shopify Fulfillment Network, providing merchants with a network of distributed fulfillment centers and utilizing machine learning to ensure timely deliveries and lower shipping costs, allowing merchants to put their brand and customer experience front and center.

•
Shopify acquired 6 River Systems, Inc., a leading provider of collaborative warehouse fulfillment solutions, to accelerate the development of Shopify Fulfillment Network and help Shopify transform the fulfillment industry.

Continued to catalyze entrepreneurship

•
Shopify launched Shopify Studios, a full-service TV, film, and digital content development and production house to inspire movements toward entrepreneurship through thought-provoking and original storytelling. Shopify Studios featured the stories of more than 200 merchant journeys in 2019.

•
Shopify launched its first brand campaigns to increase awareness of the Shopify brand and catalyze interest in entrepreneurship. Subsequent tests indicated a near doubling of unaided awareness of Shopify among the target audience in cities where the campaign was run, while new brand health measures show a marked increase in the number of small and mid sized businesses saying they “will definitely try” Shopify.

•
Shopify expanded its rich partner ecosystem in 2019, growing the number of partners that referred at least one merchant to Shopify in the past 12 months by 36% over the previous year, with our partners earning more than $180 million from Shopify for apps and services benefiting our merchants.

•
Shopify published its first Global Economic Impact Report showcasing the growth of businesses built on Shopify and how they benefit the world economy. Between 2016 and 2018, Shopify merchants supported a cumulative GDP contribution of $183 billion. In 2018 alone, this impact was $91.1 billion, which is equivalent to the GDP contribution of one of the top 50 cities in the United States.

2019 Shopify Merchant Highlights
Shopify enabled greater entrepreneurial activity around the world, empowering more merchants to prosper in 2019:

•	The number of merchants on the Shopify platform achieving over $1 million in GMV grew by 44%.

•	Merchants selling on the Shopify platform for 12 months or more grew their GMV year-over-year at an average monthly rate of 21%.

•	Shopify Pay, Shopify’s accelerated checkout, helped facilitate nearly $4.0 billion in GMV.

•	The number of consumers buying from Shopify merchants grew by 37% to nearly 300 million.

2020 Investments
Fully committed to making commerce better for everyone, in 2020 Shopify plans to further invest in building solutions that remove friction for our merchants and catalyze their sales, while working to make entrepreneurship accessible to everyone. Areas of incremental investment in 2020 include efforts in the following:

•	Shopify Fulfillment Network, to reduce friction and enable merchants to retain greater ownership of their shipping experience and build brand loyalty with their buyers;

•	6 River Systems, to reduce friction for warehouses making the pallet-to-parcel transition;

•	Shopify Plus, to automate rote processes and enhance wholesale capabilities;

•	International, to improve product-market fit outside core geographies;

•	the Shopify Platform, to enhance merchants’ capabilities with buyers, from Point-of-Sale to financial solutions; and

•	the Shopify Brand, to expand awareness of the Shopify brand and inspire entrepreneurs to action.
Shopify is making these investments in order to further empower individuals, foster greater competition and choice, and increase the distribution of economic prosperity.

Financial Outlook
The financial outlook that follows constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond Shopify’s control. Please see "Forward-looking Statements" below.

In addition to the other assumptions and factors described in this press release, Shopify’s outlook assumes the continuation of growth trends in our industry, our ability to manage our growth effectively and the absence of material changes in our industry or the global economy. The following statements supersede all prior statements made by Shopify and are based on current expectations. As these statements are forward-looking, actual results may differ materially.

These statements do not give effect to the potential impact of mergers, acquisitions, divestitures or business combinations that may be announced or closed after the date hereof. All numbers provided in this section are approximate.

For the full year 2020, Shopify currently expects:

•	Revenues in the range of $2.130 billion to $2.160 billion

•	GAAP operating loss in the range of $324 million to $344 million

•
Adjusted operating loss[4] in the range of $0 to $20 million, which excludes stock-based compensation expenses and related payroll taxes of $300 million, and amortization of acquired intangibles of $24 million

•	Capital expenditures of approximately $80 million, largely related to new office space to accommodate the growth of Shopify's workforce

For the first quarter of 2020, Shopify currently expects:

•	Revenues in the range of $440 million to $446 million

•	GAAP operating loss in the range of $101 million to $105 million

•
Adjusted operating loss[4] in the range of $30 million to $34 million, which excludes stock-based compensation expenses and related payroll taxes of $65 million, and amortization of acquired intangibles of $6 million

•
First-quarter 2020 adjusted operating income expectations reflect the inclusion of the first full quarter of operating results associated with 6 River Systems, Inc. and the launch of our second major brand campaign in our core geographies, the first campaign of which was in the second quarter of 2019.

Quarterly Conference Call
Shopify’s management team will hold a conference call to discuss our fourth-quarter results today, February 12, 2020, at 8:30 a.m. ET. The conference call will be webcast on the investor relations section of Shopify’s website at https://investors.shopify.com/events/Events-Presentations/default.aspx. An archived replay of the webcast will be available following the conclusion of the call.

Shopify’s Audited Consolidated Financial Statements and accompanying Notes, Management's Discussion and Analysis, and Annual Information Form for the year ended December 31, 2019 are available on Shopify’s website at www.shopify.com, and will be filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

About Shopify
Shopify is a leading global commerce company, providing trusted tools to start, grow, market, and manage a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for reliability, while delivering a better shopping experience for consumers everywhere. Headquartered in Ottawa, Canada, Shopify powers over one million businesses in more than 175 countries and is trusted by brands such as Allbirds, Gymshark, PepsiCo, Staples and many more. For more information, visit www.shopify.com.

Non-GAAP Financial Measures
To supplement our consolidated financial statements, which are prepared and presented in accordance with United States generally accepted accounting principles (GAAP), Shopify uses certain non-GAAP financial measures to provide additional information in order to assist investors in understanding our financial and operating performance.

Adjusted gross profit, adjusted operating income (loss), non-GAAP operating expenses, adjusted net income (loss) and adjusted net income (loss) per share are non-GAAP financial measures that exclude the effect of stock-based compensation expenses and related payroll taxes and amortization of acquired intangibles. Adjusted net income (loss) and adjusted net income (loss) per share also exclude taxes related to non-GAAP adjustments.

Management uses non-GAAP financial measures internally for financial and operational decision-making and as a means to evaluate period-to-period comparisons. Shopify believes that these non-GAAP measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making. Non-GAAP financial measures are not recognized measures for financial statement presentation under U.S. GAAP and do not have standardized meanings, and may not be comparable to similar measures presented by other public companies. Such non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP. See the financial tables below for a reconciliation of the non-GAAP measures.

Forward-looking Statements
This press release contains certain forward-looking statements within the meaning of applicable securities laws, including statements regarding Shopify’s financial outlook and future financial performance. Words such as "expects", "continue", "keep", "will", "anticipates", "enable", "plans", and "intends" or similar expressions are intended to identify forward-looking statements.

These forward-looking statements are based on Shopify’s current projections and expectations about future events and financial trends that management believes might affect its financial condition, results of operations, business strategy and financial needs, and on certain assumptions and analysis made by Shopify in light of the experience and perception of historical trends, current conditions and expected future developments and other factors management believes are appropriate. These projections, expectations, assumptions and analyses are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause actual results, performance, events and achievements to differ materially from those anticipated in these forward-looking statements. Although Shopify believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect, and readers cannot be assured that actual results will be consistent with these forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of numerous factors, including certain risk factors, many of which are beyond Shopify’s control, including but not limited to: (i) merchant acquisition and retention; (ii) managing our growth; (iii) our history of losses; (iv) our limited operating history; (v) our ability to innovate; (vi) the security of personal information we store relating to merchants and their customers and consumers with whom we have a direct relationship; (vii) a disruption of service or security breach; (viii) our potential inability to compete successfully against current and future competitors; (ix) international sales and the use of our platform in various countries; (x) the reliance of our growth in part on the success of our strategic relationships with third parties; (xi) our potential failure to effectively maintain, promote and enhance our brand; (xii) our use of a single cloud-based platform to deliver our services; (xiii) our potential inability to achieve or maintain data transmission capacity; (xiv) our reliance on a single supplier to provide the technology we offer through Shopify Payments; (xv) payments processed through Shopify Payments; (xvi) our potential inability to hire, retain and motivate qualified personnel; (xvii) serious errors or defects in our software or hardware or issues with our hardware supply chain; (xviii) evolving privacy laws and regulations, cross-border data transfer restrictions, data localization requirements and other domestic or foreign regulations may limit the use and adoption of our services; and (xix) other one-time events and other important factors disclosed previously and from time to time in Shopify’s filings with the U.S. Securities and Exchange Commission and the securities commissions or similar securities regulatory authorities in each of the provinces or territories of Canada. The forward-looking statements contained in this news release represent Shopify’s expectations as of the date of this news release, or as of the date they are otherwise stated to be made, and subsequent events may cause these expectations to change. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

CONTACT:
INVESTORS:	MEDIA:
Katie Keita	Sheryl So
Senior Director, Investor Relations	Senior Communications Lead
613-241-2828 x 1024	416-238-6705 x 302
IR@shopify.com	press@shopify.com
SOURCE: Shopify

Shopify Inc.
Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended		Years ended
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
	$	$	$	$
Revenues
Subscription solutions	183,166	133,560	642,241	464,996
Merchant solutions	321,994	210,302	935,932	608,233
	505,160	343,862	1,578,173	1,073,229
Cost of revenues
Subscription solutions	37,369	26,706	128,155	100,990
Merchant solutions	203,900	131,413	584,375	375,972
	241,269	158,119	712,530	476,962
Gross profit	263,891	185,743	865,643	596,267
Operating expenses
Sales and marketing	132,063	95,163	472,841	350,069
Research and development	102,753	67,024	355,015	230,674
General and administrative	59,154	33,014	178,934	107,444
Total operating expenses	293,970	195,201	1,006,790	688,187
Loss from operations	(30,079)	(9,458)	(141,147)	(91,920)

Other income	11,539	7,944	45,332	27,367
Loss before income taxes	(18,540)	(1,514)	(95,815)	(64,553)
Provision for (recovery of) income taxes	(19,311)	—	29,027	—
Net income (loss)	771	(1,514)	(124,842)	(64,553)
Other comprehensive income (loss)	3,339	(10,520)	13,262	(15,651)
Comprehensive income (loss)	4,110	(12,034)	(111,580)	(80,204)
Basic and diluted net income (loss) per share attributable to shareholders	0.01	(0.01)	(1.10)	(0.61)
Weighted average shares used to compute basic and diluted net income (loss) per share attributable to shareholders	116,027,240	107,734,499	113,026,424	105,671,839

Shopify Inc.
Consolidated Balance Sheets
(Expressed in US $000’s except share amounts, unaudited)

	As at
	December 31, 2019	December 31, 2018
	$	$
Assets
Current assets
Cash and cash equivalents	649,916	410,683
Marketable securities	1,805,278	1,558,987
Trade and other receivables, net	90,529	41,347
Merchant cash advances and loans receivable, net	150,172	91,873
Other current assets	48,833	26,192
	2,744,728	2,129,082
Long-term assets
Property and equipment, net	111,398	61,612
Intangible assets, net	167,282	26,072
Right-of-use assets	134,774	—
Deferred tax assets	19,432	—
Goodwill	311,865	38,019
	744,751	125,703
Total assets	3,489,479	2,254,785
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	181,193	96,956
Income taxes payable	69,432	—
Deferred revenue	56,691	39,180
Lease liabilities	9,066	2,552
	316,382	138,688
Long-term liabilities
Deferred revenue	5,969	1,881
Lease liabilities	142,641	22,316
Deferred tax liabilities	8,753	1,132
	157,363	25,329
Commitments and contingencies
Shareholders’ equity
Common stock, unlimited Class A subordinate voting shares authorized, 104,518,173 and 98,081,889 issued and outstanding; unlimited Class B multiple voting shares authorized, 11,910,802 and 12,310,800 issued and outstanding	3,256,284	2,215,936
Additional paid-in capital	62,628	74,805
Accumulated other comprehensive income (loss)	1,046	(12,216)
Accumulated deficit	(304,224)	(187,757)
Total shareholders’ equity	3,015,734	2,090,768
Total liabilities and shareholders’ equity	3,489,479	2,254,785

Shopify Inc.
Consolidated Statements of Cash Flows
(Expressed in US $000’s, unaudited)

	Years ended
	December 31, 2019	December 31, 2018
	$	$
Cash flows from operating activities
Net loss for the year	(124,842)	(64,553)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization and depreciation	35,651	27,052
Stock-based compensation	158,456	95,720
Provision for uncollectible receivables related to merchant cash advances and loans receivable	15,912	5,922
Deferred income taxes	(37,918)	—
Unrealized foreign exchange loss	3,181	1,272
Changes in operating assets and liabilities:
Trade and other receivables	(56,181)	(32,649)
Merchant cash advances and loans receivable	(74,211)	(50,694)
Other current assets	(12,401)	(10,816)
Accounts payable and accrued liabilities	84,563	20,641
Income tax assets and liabilities	64,648	—
Deferred revenue	12,305	9,015
Lease assets and liabilities	1,452	8,414
Net cash provided by operating activities	70,615	9,324
Cash flows from investing activities
Purchase of marketable securities	(2,718,604)	(2,447,955)
Maturity of marketable securities	2,477,038	1,698,264
Acquisitions of property and equipment	(56,759)	(27,950)
Acquisitions of intangible assets	(5,638)	(13,595)
Acquisition of businesses, net of cash acquired	(265,512)	(19,397)
Net cash used by investing activities	(569,475)	(810,633)
Cash flows from financing activities
Proceeds from the exercise of stock options	48,337	30,494
Proceeds from public offering, net of issuance costs	688,014	1,041,688
Net cash provided by financing activities	736,351	1,072,182
Effect of foreign exchange on cash and cash equivalents	1,742	(1,867)
Net increase in cash and cash equivalents	239,233	269,006
Cash and cash equivalents – Beginning of Year	410,683	141,677
Cash and cash equivalents – End of Year	649,916	410,683

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended		Years ended
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
	$	$	$	$
GAAP Gross profit	263,891	185,743	865,643	596,267
% of Revenue	52%	54%	55%	56%
add: stock-based compensation	1,036	604	3,572	2,232
add: payroll taxes related to stock-based compensation	173	56	518	209
Non-GAAP Gross profit (before adjustment for amortization of acquired intangibles)	265,100	186,403	869,733	598,708
% of Revenue	52%	54%	55%	56%
add: amortization of acquired intangibles	4,820	1,447	9,624	4,914
Non-GAAP Gross profit (adjusted for amortization of acquired intangibles)	269,920	187,850	879,357	603,622
% of Revenue	53%	55%	56%	56%

GAAP Sales and marketing	132,063	95,163	472,841	350,069
% of Revenue	26%	28%	30%	33%
less: stock-based compensation	9,966	6,153	33,917	21,928
less: payroll taxes related to stock-based compensation	1,353	488	4,250	2,128
Non-GAAP Sales and marketing (before adjustment for amortization of acquired intangibles)	120,744	88,522	434,674	326,013
% of Revenue	24%	26%	28%	30%
less: amortization of acquired intangibles	283	—	283	—
Non-GAAP Sales and marketing (adjusted for amortization of acquired intangibles)	120,461	88,522	434,391	326,013
% of Revenue	24%	26%	28%	30%

GAAP Research and development	102,753	67,024	355,015	230,674
% of Revenue	20%	19%	22%	21%
less: stock-based compensation	29,315	15,941	93,549	55,164
less: payroll taxes related to stock-based compensation	3,046	828	11,096	4,411
Non-GAAP Research and development (before adjustment for amortization of acquired intangibles)	70,392	50,255	250,370	171,099
% of Revenue	14%	15%	16%	16%
less: amortization of acquired intangibles	58	—	232	—
Non-GAAP Research and development (adjusted for amortization of acquired intangibles)	70,334	50,255	250,138	171,099
% of Revenue	14%	15%	16%	16%

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results (continued)
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended		Years ended
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
	$	$	$	$
GAAP General and administrative	59,154	33,014	178,934	107,444
% of Revenue	12%	10%	11%	10%
less: stock-based compensation	7,675	4,721	27,418	16,396
less: payroll taxes related to stock-based compensation	858	635	2,443	1,294
Non-GAAP General and administrative	50,621	27,658	149,073	89,754
% of Revenue	10%	8%	9%	8%

GAAP Operating expenses	293,970	195,201	1,006,790	688,187
% of Revenue	58%	57%	64%	64%
less: stock-based compensation	46,956	26,815	154,884	93,488
less: payroll taxes related to stock-based compensation	5,257	1,951	17,789	7,833
Non-GAAP Operating expenses (before adjustment for amortization of acquired intangibles)	241,757	166,435	834,117	586,866
% of Revenue	48%	48%	53%	55%
less: amortization of acquired intangibles	341	—	515	—
Non-GAAP Operating expenses (adjusted for amortization of acquired intangibles)	241,416	166,435	833,602	586,866
% of Revenue	48%	48%	53%	55%

GAAP Operating loss	(30,079)	(9,458)	(141,147)	(91,920)
% of Revenue	(6)%	(3)%	(9)%	(9)%
add: stock-based compensation	47,992	27,419	158,456	95,720
add: payroll taxes related to stock-based compensation	5,430	2,007	18,307	8,042
Adjusted Operating income (before adjustment for amortization of acquired intangibles)	23,343	19,968	35,616	11,842
% of Revenue	5%	6%	2%	1%
add: amortization of acquired intangibles	5,161	1,447	10,139	4,914
Adjusted Operating income (adjusted for amortization of acquired intangibles)	28,504	21,415	45,755	16,756
% of Revenue	6%	6%	3%	2%

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results (continued)
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended		Years ended
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
	$	$	$	$
GAAP Net income (loss)	771	(1,514)	(124,842)	(64,553)
% of Revenue	—%	—%	(8)%	(6)%
add: stock-based compensation	47,992	27,419	158,456	95,720
add: payroll taxes related to stock-based compensation	5,430	2,007	18,307	8,042
Adjusted Net income (before adjustments for amortization of acquired intangibles and provision for income tax effects)	54,193	27,912	51,921	39,209
% of Revenue	11%	8%	3%	4%
add: amortization of acquired intangibles	5,161	1,447	10,139	4,914
add: provision for income tax effects related to non-GAAP adjustments	(9,306)	—	(27,777)	—
Adjusted Net income (adjusted for amortization of acquired intangibles and provision for income tax effects)	50,048	29,359	34,283	44,123
% of Revenue	10%	9%	2%	4%

GAAP Net income (loss) per share attributable to shareholders	0.01	(0.01)	(1.10)	(0.61)
add: stock-based compensation	0.41	0.25	1.40	0.91
add: payroll taxes related to stock-based compensation	0.05	0.02	0.16	0.08
Adjusted Net income per share attributable to shareholders (before adjustments for amortization of acquired intangibles and provision for income tax effects)	0.47	0.26	0.46	0.38
add: amortization of acquired intangibles	0.04	0.01	0.09	0.05
add: provision for income tax effects related to non-GAAP adjustments	(0.08)	—	(0.25)	—
Adjusted Net income per share attributable to shareholders (adjusted for amortization of acquired intangibles and provision for income tax effects)	0.43	0.27	0.30	0.43
Weighted average shares used to compute GAAP and non-GAAP net income (loss) per share attributable to shareholders	116,027,240	107,734,499	113,026,424	105,671,839